                                                                                   OMB APPROVAL
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION                       OMB Number: 3235-0058
                             Washington, D.C. 20549                             Expires: March 31, 2006
                                                                                Estimated average burden
                                   FORM 12b-25                                  hours per response...2.50
                           NOTIFICATION OF LATE FILING
                                                                                SEC FILE NUMBER
(Check One) [X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q     1-7560
            [ ] Form 10-D     [ ] Form N-SAR  [ ] Form N-CSR
                                                                                CUSIP NUMBER
                   For Period Ended:  December 31, 2005                         811371
                                      -----------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended: ____________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sea Containers Ltd.
--------------------------------------------------------------------------------
Full Name of Registrant

Not Applicable
--------------------------------------------------------------------------------
Former Name if Applicable

22 Victoria Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Hamilton HM 12 Bermuda
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
              Not applicable




                    Persons who are to respond to the collections of information contained  in this form are not  required to respond  unless
SEC 1344 (03-05)    the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The principal reasons that the Registrant is unable to file its 2005 Form 10-K Annual Report by March 16, 2006, are as follows:

          In a press release on November 3, 2005, and in a Form 8-K filed on November 8, 2005, the Registrant announced that it had begun a process of restructuring its ferry division, and that it would be entertaining offers to buy the core business of Helsinki-based Silja Oy Ab, which includes eight vessels operating on three routes in the Baltic. The Registrant also announced its intention to sell or charter out several additional ferry vessels and to entertain offers to buy its SeaStreak business in New York. As a result of this restructuring, the Registrant announced a charge of $99 million, of which $19 million was recorded in the 2005 third quarter results. These amounts were preliminary and subject to adjustment, based on changes in the restructuring plan.

          At the time of the November announcement, it was uncertain whether Silja would be sold and, if so, what price could be obtained for the business. Subsequent to the announcement, the sale process was begun. Indications of interest and independent valuations of the Silja business were received, and preliminary bids for Silja's core business were received in January.

          In its November 3, 2005 press release, the Registrant also announced that it had identified specific containers to be sold, obsolete spare parts and manufacturing machinery no longer required and stated that, as a result, it would take an asset impairment charge of $30 million.

          As a result of the proposed Silja sale, the Registrant is currently considering withdrawing completely from the ferry business. For this reason, and in connection with the preparation of financial statements for the calendar year of 2005, the Registrant's board of directors is engaged in the process of performing asset impairment testing with respect to both the Registrant's ferry assets and its container assets. While this process is well advanced, it has not yet been completed, and the extra 15 days permitted under Rule 12b-25 will afford the Registrant additional time to continue, and possibly complete, the asset impairment testing process, so that the Registrant will then be in a position to continue with the preparation of its financial statements for 2005 and management's assessment of internal control over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act of 2002. No assurance can be given that the Registrant will be able to file its Form 10-K Annual Report by March 31, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Edwin S. Hetherington                  011-44-207-805-5200
     ---------------------                  -------------------
     (Name)                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Management of the Registrant anticipates that its consolidated net loss in 2005 will be significantly higher than the $5.4 million loss reported in 2004. The main contributors to this increase include: (1) the previously reported restructuring of the Registrant's ferry division, (2) potential impairment of the container assets and (3) higher operating losses in the fourth quarter of 2005. It is not possible to reasonably estimate the amount of the likely increase in reported net loss at this stage as the necessary impairment testing has not yet been completed.

--------------------------------------------------------------------------------

                               Sea Containers Ltd.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 17, 2006         By:/s/Edwin S. Hetherington
                                   ------------------------
                                   Edwin S. Hetherington
                                   Vice President, General Counsel and Secretary


INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                        3